June 19, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, NE

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Owens Realty Mortgage, Inc.

Preliminary Proxy Statement filed by Hovde Capital Advisors LLC, et al.

Filed on June 12, 2018

File No. 001-35989

Dear Mr. Duchovny:

On behalf of Hovde Capital Advisors, LLC and the other filing persons referenced herein (collectively, the “Filing Persons”), we are responding to your letter dated June 18, 2018 in connection with the Filing Persons’ Preliminary Proxy Statement filed on June 12, 2018 with respect to Owens Realty Mortgage, Inc. (the “Company” or “ORM”).  We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) and respond below.  For your convenience, the comments are restated below in italics, with our responses, including attachments, following.

1.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that states “…the 9% dividend yield that is common for other mortgage REITs.”

We acknowledge the Staff’s comment and, accordingly, have supplementally furnished to the Staff by separate cover letter fiscal year 2017 and 2018 year-to-date dividend yield data on 38 publicly traded mortgage REITs.  These companies are a large sample of publicly traded mortgage REITs, five of which constituted ISS’s 2017 peer group for ORM.  The furnished data is from S&P Global’s Market Intelligence Platform.  The furnished data shows that the annualized average dividend yield for these REITs was 9.23% in 2017 and 9.76% in 2018 (year-to-date).  We believe, based on the furnished data, that it was fair to say that a 9% dividend yield is common in the mortgage REIT industry.

2.                                      We note, on page 17, the disclaimer of beneficial ownership “except to the extent of [each nominee’s] pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Hovde Building   •   122 W. Washington Ave, Suite 350   •   Madison, Wisconsin 53703

We acknowledge the Staff’s comment and, accordingly, have revised our preliminary proxy statement to remove the referenced disclaimer.

3.                                      We note your disclosure referring to a substitute nominee (page 18). Please confirm that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

We acknowledge the Staff’s comment and, accordingly, have revised our preliminary proxy statement to add the following language:

“If we determine to add or substitute nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, we will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes biographical and other information about such nominees required by the rules of the SEC.”

4.                                      Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

We acknowledge the Staff’s comment and, accordingly, have revised the form of proxy to clearly identify it as being preliminary.

We hope our comments above satisfy the Staff’s concerns.  Should you have any questions or comments, or require any further information with respect to the foregoing Staff comments, please do not hesitate to call me at (202) 822-8117.

Sincerely,

/s/ Eric D. Hovde
Eric D. Hovde
Chief Executive Officer
Hovde Capital Advisors LLC